

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 13, 2010

By U.S. Mail and facsimile to (604) 539 -7234

Mr. Solomon Nordine, Chief Financial Officer
Border Management, Inc.
968 – 240th Street
Langley, British Columbia, Canada V2Z 2Y3

> **Re: Border Management, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-K/A Amendment No. 1 filed on July 19, 2010**
> **Form 10-K/A Amendment No. 2 filed on August 9, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-53751**

Dear Mr. Nordine:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief